UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41568

ERAYAK Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

As previously disclosed, on September 30, 2025, ERAYAK Power Solution Group Inc. (the “Company”) entered into a sales agreement (the “Sales Agreement”) with Craft Capital Management LLC, as sales agent in “at the market offerings” (the “ATM facility”), pursuant to which the Company may offer and sell from time to time up to US$10,000,000 of Class A ordinary shares, par value US$0.0022 per share (the “Class A Ordinary Shares”), under the Company’s effective shelf registration statement on Form F-3 (File No. 333-281181) and the related prospectus supplement dated September 22, 2025.

As of February 27, 2026, the Company issued an aggregate of 2,683,190 Class A Ordinary Shares under the Sales Agreement, resulting in gross proceeds of approximately US$6.69 million. After payment of the sales agent commission of 4% of the gross proceeds and certain other offering expenses, the Company received net proceeds of approximately US$6.23 million. As of the date of this current report, the company has 3,537,284 Class A Ordinary Shares issued and outstanding.

The Sales Agreement was terminated as of February 26, 2026.

The Company plans to use the net proceeds from this offering advance a focused set of initiatives tied to its North American strategy, including (1) expending product portfolio for North America; (2) localizing manufacturing and supply resilience, (3) regulatory and safety compliance; (4) go-to-market and service infrastructure and (5) working capital and seasonal inventory positioning.

The information contained in this current report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-281181).

This current report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ERAYAK Power Solution Group Inc.

Date: March 5, 2026	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

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